

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Ave.
Tampa, Florida 33609

   Re: RAD Diversified REIT, Inc.
    Post Qualification Amendment on Form 1-A
    Response dated December 9, 2021
    File No. 024-11020

Dear Mr. Dutch Mendenhall:

   We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Our references to prior comments are to comments in our December 6, 2021 letter

Post Qualification Amendment on Form 1-A

General

1. Refer to prior comment 1. Please reconcile your claim regarding a 36% annualized return for 2020 with the NAV per share amounts of $11.07 for December 31, 2019 as disclosed on page 57 and $14.23 for December 31, 2020 as set forth in your response letter.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fanni Koszeg, Esq.